--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                               -----------------------

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)


                          Clear Channel Communications, Inc.
                         -----------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, par value $0.10
                            ------------------------------
                            (Title of Class of Securities)

                                      184502102
                                      ---------
                                     CUSIP Number


                              H & F INVESTORS III, INC.
                            One Maritime Plaza, 12th Floor
                          San Francisco, California   94111
                                    (415) 788-5111

                                   with a copy to:

                                Timothy G. Hoxie, Esq.
                           Heller Ehrman White & McAuliffe
                                   333 Bush Street
                           San Francisco, California  94104
                                   (415) 772-6052
                         ------------------------------------
                         (Name, address and telephone number
                           of person authorized to receive
                             notices and communications)

                                   May 14-19, 1997
                                   ----------------
                            (Date of Event which requires
                              filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                            /  /

Check the following box if a fee is being paid with this statement:
                                                                            /  /

                                   (Page 1 of 16)

CUSIP NO. 184502102                  13D

         1)   Name of Reporting Persons:

              Hellman & Friedman Capital Partners III, L.P.
________________________________________________________________________________
         2)   Check the Appropriate Box if a Member of a Group
              (See Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________

       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  614,230
        Owned           _______________________________________________________
         by
        Each            9)  Sole Dispositive Power:  -0-
      Reporting         _______________________________________________________
       Person
        With            10)  Shared Dispositive Power:  614,230
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each
              Reporting Person:  673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  PN
________________________________________________________________________________


                                    (Page 2 of 16)

CUSIP NO. 184502102                  13D

         1)   Name of Reporting Persons:

                   H & F Orchard Partners III, L.P.

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group
              (See Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________

       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  45,213
       Owned            _______________________________________________________
         by
        Each            9)  Sole Dispositive Power:  -0-
     Reporting          _______________________________________________________
       Person
        With            10)  Shared Dispositive Power:  45,213
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each
              Reporting Person:  673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  PN
________________________________________________________________________________


                                    (Page 3 of 16)

CUSIP NO. 184502102                  13D


         1)   Name of Reporting Persons:

                   H & F International Partners III, L.P.

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group
              (See Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________

      Number            7)  Sole Voting Power:  -0-
        of              _______________________________________________________
      Shares
    Beneficially        8)  Shared Voting Power:  13,624
      Owned             _______________________________________________________
        by
       Each             9)  Sole Dispositive Power:  -0-
     Reporting          _______________________________________________________
      Person
       With             10)  Shared Dispositive Power:  13,624
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
              673,067
________________________________________________________________________________

        12)   /  /      Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  PN
________________________________________________________________________________


                                    (Page 4 of 16)

CUSIP NO. 184502102                  13D


         1)   Name of Reporting Persons:

                   H&F Investors III

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

3)  SEC Use Only   ____________________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /  /      Check if Disclosure of Legal proceedings is Required
                        Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________

       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  673,067
       Owned            _______________________________________________________
         by
        Each            9)  Sole Dispositive Power:  -0-
     Reporting          _______________________________________________________
      Person
        With            10)  Shared Dispositive Power:  673,067
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
              673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  PN
________________________________________________________________________________


                                    (Page 5 of 16)

CUSIP NO. 184502102                  13D

         1)   Name of Reporting Persons:

                   Hellman & Friedman Associates III, L.P.

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings is Required
                        Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________
       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  673,067
       Owned            _______________________________________________________
         by
        Each            9)  Sole Dispositive Power:  -0-
     Reporting          _______________________________________________________
       Person
        With            10)  Shared Dispositive Power:  673,067
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
              673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11): .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  PN
________________________________________________________________________________


                                    (Page 6 of 16)

CUSIP NO. 184502102                  13D

         1)   Name of Reporting Persons:

                   H & F Administration III, L.L.C.

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings is Required
                        Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________

       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  673,067
       Owned            _______________________________________________________
         by
        Each            9)  Sole Dispositive Power:  -0-
      Reporting         _______________________________________________________
       Person
        With            10)  Shared Dispositive Power:  673,067
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
              673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  OO
________________________________________________________________________________


                                    (Page 7 of 16)

CUSIP NO. 184502102                  13D

         1)   Name of Reporting Persons:

                   H & F Investors III, Inc.

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________

       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  673,067
       Owned            _______________________________________________________
         by
        Each            9)  Sole Dispositive Power:  -0-
     Reporting          _______________________________________________________
       Person
        With            10)  Shared Dispositive Power:  673,067
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each
              Reporting Person:  673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  CO
________________________________________________________________________________


                                    (Page 8 of 16)

CUSIP NO. 184502102                  13D

         1)   Name of Reporting Persons:

                   H&F Management III, L.L.C.

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group
              (See Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  California
________________________________________________________________________________

       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  673,067
       Owned            _______________________________________________________
        by
       Each             9)  Sole Dispositive Power:  -0-
     Reporting          _______________________________________________________
      Person
       With             10)  Shared Dispositive Power:  673,067
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each
              Reporting Person:  673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________

        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  00
________________________________________________________________________________


                                    (Page 9 of 16)

CUSIP NO. 184502102                  13D


         1)   Name of Reporting Persons:

                   F. Warren Hellman (individually, and as trustee of the Hellman Family revocable Trust)

________________________________________________________________________________

         2)   Check the Appropriate Box if a Member of a Group (See
              Instructions)

         (a)  / X /     _______________________________________________________

         (b)  /   /     _______________________________________________________

________________________________________________________________________________

         3)   SEC Use Only   __________________________________________________
________________________________________________________________________________

         4)   Source of Funds (See Instructions):  OO (WC of other group member)
________________________________________________________________________________

         5)   /   /     Check if Disclosure of Legal proceedings
                        is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

         6)   Citizenship or Place of Organization:  U.S.
________________________________________________________________________________

       Number           7)  Sole Voting Power:  -0-
         of             _______________________________________________________
       Shares
    Beneficially        8)  Shared Voting Power:  673,067
       Owned            _______________________________________________________
         by
        Each            9)  Sole Dispositive Power:  -0-
      Reporting         _______________________________________________________
       Person
        With            10)  Shared Dispositive Power:  673,067
________________________________________________________________________________

        11)   Aggregate Amount Beneficially Owned by Each
              Reporting Person:  673,067
________________________________________________________________________________

        12)   /   /     Check if the Aggregate Amount in Row (11)
                        Excludes Certain Shares (See Instructions)
________________________________________________________________________________
        13)   Percent of Class Represented by amount in Row (11):
              .756%
________________________________________________________________________________

        14)   Type of Reporting Person (See Instructions):  IN
________________________________________________________________________________


                                   (Page 10 of 16)

CUSIP NO. 184502102                  13D


                                     INTRODUCTION

    H&F Investors III, Inc. ("Investors III, Inc.") hereby files this Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D which was filed on March 7, 1997 and amended on April 10, 1997 (the "Statement") with respect to the shares of Common Stock, par value $0.10 (the "Common Stock") of Clear Channel Communications, Inc., a Texas corporation (the "Issuer"). This Amendment to the statement is filed by Investors III, Inc., on its own behalf and on behalf of Hellman & Friedman Capital Partners III, L.P., a California limited partnership ("HFCP III"), H&F International Partners III, L.P., a California limited partnership ("International Partners III"), H&F Orchard Partners III, L.P., a California limited partnership ("Orchard Partners III"), H&F Investors III, a California general partnership, the general partner of HFCP III, International Partners III and Orchard Partners III ("Investors III"), H&F Administration III, L.L.C., a Delaware limited liability company, the administration general partner of Investors III ("Administration III"), Hellman & Friedman Associates III, L.P., a California limited partnership, the managing general partner of Investors III ("Associates III"), H&F Management III, L.L.C., a Delaware limited liability company, a general partner of Associates III ("Management III"), H&F Investors III, Inc., a California corporation, the general partner of Associates III ("Investors III, Inc.") and F. Warren Hellman ("Mr. Hellman") and Tully M. Friedman ("Mr. Friedman") (collectively the "Reporting Persons"


                                   (Page 11 of 16)

CUSIP NO. 184502102                  13D


and, with the exception of Mr. Friedman, the "Group"). Unless otherwise indicated, capitalized terms used below but not defined herein have the meanings assigned to them in the Statement.

COVER PAGES

    The cover pages to the Statement for the Reporting Persons identified therein are amended to read as shown on the cover pages included in this Amendment. The cover page for Mr. Friedman, who has ceased to be a member of the Group, is deleted.

Item 2.  IDENTITY AND BACKGROUND

    Item 2 of the Statement is amended by deleting paragraphs h, i and j thereof, and inserting new paragraphs h and i as follows:

    h.   INVESTORS III, INC.

         The principal executive offices of Investors III, Inc. are located at One Maritime Plaza, 12th Floor, San Francisco, California 94111. Investors III, Inc. is a California corporation whose principal business is serving as a general partner of Associates III and as the manager of Administration III. The names, business addresses, present principal occupations and citizenships of the executive officers and members of the Board of Directors of Investors III, Inc. are set forth on Schedule 1 hereto.


                                   (Page 12 of 16)

CUSIP NO. 184502102                  13D


    i.   F. WARREN HELLMAN.

         Mr. Hellman is a trustee of a revocable trust which owns 100% of the outstanding common stock of Investors III, Inc. Mr. Hellman's business address is One Maritime Plaza, 12th Floor, San Francisco, California 94111. Mr. Hellman is a partner of Hellman & Friedman, a general partnership formed under the laws of the State of California, and as such is primarily engaged in investment banking activities.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to read as follows:

         The Partnerships signed an Underwriting Agreement dated May 14, 1997 pursuant to which the Partnerships, the other selling stockholders named therein and the Issuer sold 11,000,000 shares of Common Stock in an Underwritten Public Offering (the "Offering"); of such shares, 5,426,213 were sold by the Partnerships at $47.334 per share (net of underwriting commissions). The sale contemplated by the Underwriting Agreement closed on May 19, 1997. The form of Underwriting Agreement is attached hereto as
Exhibit 7(8).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a) and (b) of Item 5 are amended to read as follows:

         (a) and (b). The aggregate number of shares and percentage of Common Stock of the Issuer (based upon 89,017,920


                                   (Page 13 of 16)

CUSIP NO. 184502102                  13D


shares of Common Stock being outstanding immediately after the Offering as disclosed in the Issuer's Registration Statement pertaining to the Offering beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions contemplated by the Underwriting Agreement, is set forth in the following table.

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                      No. of
                                      Shares
                                   Beneficially    Percentage     Power to Vote     Power to Dispose
Person                                 Owned        of Class      Sole    Shared     Sole    Shared
-----------------------------------------------------------------------------------------------------
HFCP III                             614,230         0.69%        -0-   614,230       -0-   614,230
Orchard Partners III                  45,213         0.05%        -0-    45,213       -0-    45,213
International Partners III            13,624         0.015%       -0-    13,624       -0-    13,624
Investors III                        673,067         0.756%       -0-   673,067       -0-   673,067
Administration III                   673,067         0.756%       -0-   673,067       -0-   673,067
Associates III                       673,067         0.756%       -0-   673,067       -0-   673,067
Management III                       673,067         0.756%       -0-   673,067       -0-   673,067
Investors III, Inc.                  673,067         0.756%       -0-   673,067       -0-   673,067
F. Warren Hellman                    673,067         0.756%       -0-   673,067       -0-   673,067
Group                                673,067         0.756%       -0-   673,067       -0-   673,067
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


    The information required by Item 2 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

    (c) Other than sales in the Offering which are the subject of this Amendment No. 2 and the acquisition of the shares by the


                                   (Page 14 of 16)

CUSIP NO. 184502102                  13D

Partnerships reported pursuant to Amendment No. 1, to the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any other transactions in the Common Stock of the Company during the past 60 days.

    (e) The Reporting Persons ceased to beneficially own more than 5% of the Issuer's Common Stock on May 19, 1997.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended by adding to the end thereof the following:

         On May 14, 1997, the Partnerships executed the Underwriting Agreement and the Custody Agreement in the forms attached as Exhibits 7(8) and 7(9) hereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to add the following Exhibits:

Exhibit 7(8). Underwriting Agreement (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-3 (Reg. No. 333-25497)) filed May 9, 1997.

Exhibit 7(9). Form of Custody Agreement



                                   (Page 15 of 16)

CUSIP NO. 184502102                  13D

                                  SIGNATURE

    After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       H&F INVESTORS III, INC.



Dated:  May 19, 1997                   By: Joseph Niehaus
                                          ----------------------------------
                                       Title: Vice President
                                             -------------------------------

                                   (Page 16 of 16)

CUSIP NO. 184502102                  13D

                                      SCHEDULE 1


H&F INVESTORS III, INC. ("INVESTORS III, INC.")

DIRECTORS AND EXECUTIVE OFFICERS

                                                             Present                 Principal
Name and Address                Title                 Principal Occupation     Business and Address
----------------                -----                 --------------------     --------------------
F. Warren Hellman            Director and             Partner,                 Investments
One Maritime Plaza           President                Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

Matthew R. Barger            Director and             Partner,                 Investments
One Maritime Plaza           Vice President           Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

John M. Pasquesi             Vice President           Partner,                 Investments
One Maritime Plaza                                    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

John L. Bunce, Jr.           Vice President           Partner,                 Investments
One Maritime Plaza           and Secretary            Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

Marco W. Hellman             Vice President           Partner,                 Investments
One Maritime Plaza                                    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

Mitchell R. Cohen            Vice President           Partner,                 Investments
One Maritime Plaza                                    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

Georgia Lee                  Vice President           Partner,                 Investments
One Maritime Plaza                                    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

____________________

1 Each of Messrs. F. Warren Hellman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States Citizens.

                                                             Present                 Principal
Name and Address                 Title                Principal Occupation     Business and Address
----------------                 -----                --------------------     --------------------
Joseph M. Niehaus            Vice President           Partner,                 Investments
One Maritime Plaza                                    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111

Philip U. Hammarskjold       Vice President           Partner,                 Investments
One Maritime Plaza                                    Hellman & Friedman       One Maritime Plaza
12th Floor                                                                     12th Floor
San Francisco, CA 94111                                                        San Francisco, CA 94111


____________________

1 Each of Messrs. F. Warren Hellman, Barger, Pasquesi, Bunce and Marco W. Hellman, Cohen, Niehaus, Hammarskjold and Ms. Lee are United States Citizens.

CUSIP NO. 184502102                   13D

                                   LIST OF EXHIBITS

Exhibit NO.                  Description                                  Page
-----------                  -----------                                  ----

7(8) Underwriting Agreement (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-3 (Reg. No. 333-25497)) filed May 9, 1997.

7(9)          Form of Custody Agreement